United States securities and exchange commission logo





                          November 1, 2021

       Lewis Fanger
       Chief Financial Officer
       FULL HOUSE RESORTS INC
       One Summerlin
       1980 Festival Plaza Drive, Suite 680
       Las Vegas, Nevada 89135

                                                        Re: FULL HOUSE RESORTS
INC
                                                            Registration
Statement on Form S-3
                                                            Filed October 28,
2021
                                                            File No. 333-260566

       Dear Mr. Fanger:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joseph
Ambrogi at 202-551-4821 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              John C. Jeppsen